                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C.  20549


                        AMENDMENT NO. 2 TO SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                            VARITRONIC SYSTEMS, INC.
                            A MINNESOTA CORPORATION
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  922247-10-1
                                 (CUSIP Number)


                                Donald P. DeLuca
            Senior Vice President, Treasurer and Assistant Secretary
                                W. H. Brady Co.
                            6555 West Good Hope Road
                          Milwaukee, Wisconsin  53233
                                 (414) 358-6600
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:
                            Conrad G. Goodkind, Esq.
                                Quarles & Brady
                           411 East Wisconsin Avenue
                          Milwaukee, Wisconsin  53202
                                 (414) 277-5305

                                 April 8, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [  ].

This Amendment No. 2 to Schedule 13D reports the merger by and among VSI Acquisition Co., (a Minnesota Corporation and a wholly owned subsidiary of Brady USA, Inc., a Wisconsin Corporation, which is a wholly owned subsidiary of W.H. Brady Co., a Wisconsin Corporation, ) and Varitronic Systems, Inc. (as described infra Varitronic Systems, Inc. is the surviving corporation). As a result of the merger, the option held by W. H. Brady Co. for up to 19.9% of the common stock of Varitronic Systems, Inc. terminated. Also, as a result of the merger, Brady USA, Inc. because the holder of all of the outstanding common stock of Varitronic Systems, Inc. (the surviving corporation of the merger).

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                 BRADY USA, INC.
                 92247-10-1

2.       Check the Appropriate Box if a Member of a Group
         (a)     [ ]      (b)     [ ]

3.       SEC Use Only

4.       Source of funds
                 WC (FROM PARENT)

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         [ ]

6.       Citizenship or Place of Organization
                 WISCONSIN

         Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power
                 2,297,532        (AS A RESULT OF THE MERGER, VARITRONIC
                                  SYSTEMS, INC. IS A WHOLLY-OWNED SUBSIDIARY
                                  OF BRADY USA, INC.)

8.       Shared Voting Power
                 -0-

9.       Sole Dispositive Power
                 2,297,532        (AS A RESULT OF THE MERGER, VARITRONIC
                                  SYSTEMS, INC. IS A WHOLLY-OWNED SUBSIDIARY
                                  OF BRADY USA, INC.)

10.      Shared Dispositive Power
                 -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                 2,257,532        (AS A RESULT OF THE MERGER, VARITRONIC
                                  SYSTEMS, INC. IS A WHOLLY-OWNED SUBSIDIARY
                                  OF BRADY USA, INC.)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                 [ ]

13.      Percent of Class Represented by Amount in Row (11)
                 100%

14.      Type of Reporting Person
                 CO

                                  SCHEDULE 13D


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                 VSI ACQUISITION CO. (NOW KNOWN AS VARITRONIC SYSTEMS, INC., AS A RESULT OF THE MERGER) 92247-10-1

2.       Check the Appropriate Box if a Member of a Group
         (a)     [ ]     (b)     [ ]

3.       SEC Use Only

4.       Source of funds
                 WC (FROM PARENT)

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         [ ]

6.       Citizenship or Place of Organization
                 MINNESOTA

         Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power
                 -0- (VSI ACQUISITION CO. WAS MERGED INTO VARITRONIC SYSTEMS, INC. AND NO LONGER EXISTS)

8.       Shared Voting Power
                 -0- (VSI ACQUISITION CO. WAS MERGED INTO VARITRONIC SYSTEMS, INC. AND NO LONGER EXISTS)

9.       Sole Dispositive Power
                 -0- (VSI ACQUISITION CO. WAS MERGED INTO VARITRONIC SYSTEMS, INC. AND NO LONGER EXISTS)

10.      Shared Dispositive Power
                 -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                 -0- (VSI ACQUISITION CO. WAS MERGED INTO VARITRONIC SYSTEMS, INC. AND NO LONGER EXISTS)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                 [ ]

13.      Percent of Class Represented by Amount in Row (11)
                 -0- (VSI ACQUISITION CO. WAS MERGED INTO VARITRONIC SYSTEMS, INC. AND NO LONGER EXISTS)

14.      Type of Reporting Person
                 CO

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                 W. H. BRADY CO.
                 9224701901

2.       Check the Appropriate Box if a Member of a Group
         (a)     [ ]      (b)     [ ]

3.       SEC Use Only

4.       Source of funds
                 WC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         [ ]

6.       Citizenship or Place of Organization
                 WISCONSIN

         Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power
                 -0- (EXCLUSIVE OF THE SHARES OWNED BY BRADY USA, INC., A WHOLLY-OWNED SUBSIDIARY OF W. H. BRADY CO.)

8.       Shared Voting Power
                 -0- (EXCLUSIVE OF THE SHARES OWNED BY BRADY USA, INC., A WHOLLY-OWNED SUBSIDIARY OF W. H. BRADY CO.)

9.       Sole Dispositive Power
                 -0- (EXCLUSIVE OF THE SHARES OWNED BY BRADY USA, INC., A WHOLLY-OWNED SUBSIDIARY OF W. H. BRADY CO.)

10.      Shared Dispositive Power
                 -0- (EXCLUSIVE OF THE SHARES OWNED BY BRADY USA, INC., A WHOLLY-OWNED SUBSIDIARY OF W. H. BRADY CO.)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                 -0- (EXCLUSIVE OF THE SHARES OWNED BY BRADY USA, INC., A WHOLLY-OWNED SUBSIDIARY OF W. H. BRADY CO.)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                 [ ]

13.      Percent of Class Represented by Amount in Row (11)
                 0%

14.      Type of Reporting Person
                 HC

ITEM 1.  SECURITY AND ISSUER.

Name of Issuer and Address of Principal Executive Offices:

              Varitronic Systems, Inc.
              300 Interchange Tower
              300 South Highway 169
              Minneapolis, Minnesota  55426

Security to Which This Statement Relates:

              Common Stock, $.01 Par Value, per Share

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c) and (f).  This Amendment No. 2 to Schedule 13D is filed on behalf of W.
H. Brady Co., a Wisconsin corporation ("Brady"), Brady USA, Inc., a Wisconsin corporation and a wholly-owned subsidiary of Brady ("BUSA"), and VSI Acquisition Co., a Minnesota corporation and a wholly-owned subsidiary of BUSA ("VSI"). The principal executive offices of Brady, BUSA and VSI are located at 6555 West Good Hope Road, Milwaukee, Wisconsin 53223. Brady, develop, manufacture and sell a broad range of stock and customized products employing their knowledge of surface chemistry, principally in adhesives, coatings and graphics technologies. Brady's products include over 20,000 stock items and a wide variety of custom items, which are used primarily to identify, inform or instruct, including pressure-sensitive identification, labeling and marking systems for electrical wires and pipes; self-bonding nameplates, safety and instructional signs and specialized tapes used in audio, video and computer applications. Brady's products are sold by a direct sales force and mail order sales, and are used in a variety of industrial, commercial, governmental, public utility, medical equipment, computer and consumer product markets, including original equipment manufacturers. Brady and its subsidiaries operate 12 manufacturing facilities in the United States and six foreign countries. Domestic and international operations are conducted through its Identification Systems and Specialty Tapes Group, Signmark Group and Seton Group. Domestic operations are located in Connecticut and Wisconsin. International operations are located in Australia, Belgium, Canada, England, France, Germany, Hong Kong, Italy, Japan, Korea, New Zealand, Singapore, Spain and Sweden.

BUSA manufactures and distributes Brady products in the United States. VSI has been incorporated solely to acquire the shares of Common Stock of Varitronic Systems, Inc. (the "Company") and subsequently to merge into the Company (with the Company surviving the merger). Such merger occurred on April 8, 1996.

Brady, BUSA and VSI are filing this Amendment No. 2 pursuant to a joint acquisition statement (Rule 13d-1(f)). A copy of the Joint Filing Agreement among Brady, BUSA and VSI is attached as Annex B.

Pursuant to General Instruction C of Schedule 13D, the names, business addresses, principal occupations and citizenship of the executive officers and directors of Brady, BUSA, and VSI are set forth in Annex A hereto and are incorporated herein by reference.

(d) and (e). During the last five years, Brady, BUSA and VSI and, to the knowledge of Brady, BUSA, and VSI, Brady's, BUSA's, and VSI's executive officers and directors have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate purchase price of the 2,297,532 shares of Common Stock owned by VSI was approximately $40,206,810. These shares have been paid for from the working capital of VSI (which received funds from Brady).

ITEM 4.  PURPOSE OF THE TRANSACTION.

The Company, Brady, BUSA, and VSI, have entered into an Agreement and Plan of Merger, dated February 27, 1996 (the "Merger Agreement"), which provides for a merger of VSI and the Company (the "Transaction") as soon as practicable after the purchase of shares pursuant to Brady's offer to purchase all of the shares of Company Common Stock (upon the terms and conditions of the offer to purchase and in the related letter of transmittal, which together constitute the "Offer"). The Transaction occurred on April 8, 1996.

The Merger Agreement is incorporated herein by reference to Exhibit (c)(1) to Brady's Schedule 14D-1, as filed with the Securities and Exchange Commission (the "SEC") on February 29, 1996. The description of the Merger Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Merger Agreement.

The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the Minnesota Business Corporations Act, VSI shall be merged with and into the Company. Following the merger, the separate corporate existence of VSI shall cease and the Company shall continue as the surviving corporation and shall succeed to and assume all the rights and obligations of VSI in accordance with the Minnesota Business Corporations Act and the Merger Agreement. The articles of incorporation of the Company shall become the articles of incorporation of the surviving corporation, at least a majority of the directors of the surviving corporation shall be nominees of Brady, and the officers of the Company shall be the officers of the surviving corporation, in each case until their successors are chosen. The merger occurred on April 8, 1996.

Concurrently with entering into the Merger Agreement, Brady and the Company entered into a stock option agreement granting Brady an irrevocable option to purchase up to that number of shares of Common Stock of the Company which equals 19.9% of the number of shares of Common Stock of the Company outstanding on February 27, 1996 (the "Option Agreement"). Specifically, under the Option Agreement, the Company granted Brady an irrevocable option to purchase (the "Option") shares of Common Stock of the Company equal to up to 19.9% of shares of the Company's Common Stock outstanding on the date of the Option.

The Option is intended to increase the likelihood that the Offer and Merger will be consummated in accordance with the terms of the Merger Agreement. The Option may be exercised, in whole or in part, at any time. The Option will terminate upon the earlier of (i) the effective time of the merger or (ii) December 31, 1996. The option terminated on April 8, 1996.

The Option Agreement is incorporated herein by reference to Exhibit (c)(1) of the Schedule 14D-1. The description of the Option Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Option Agreement.

Except pursuant to the terms of the Option Agreement, the Merger Agreement, and set forth in Schedule 14D-1 (including the offer to purchase) filed on February 29, 1996 and the shares acquired by VSI Acquisition Co. pursuant to the tender offer, Brady has no plans or proposals which would result in the acquisition or disposition of the Company Common Stock or any other action enumerated in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b). Pursuant to the merger, Brady USA, Inc. has acquired all the shares of the Company Common Stock, representing 100% of the outstanding shares of such Common Stock, as computed in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934.

During the 60 days prior to the date hereof, VSI has acquired shares of the Common Stock of the Company in the following manner:

                     NUMBER OF SHARES OF         AGGREGATE
        DATE            COMMON STOCK           CONSIDERATION                    MANNER OF TRANSACTION
March 15, 1996                      5                    N/A          Transferred from Brady to VSI
                                                                      Acquisition

March 29, 1996              2,259,696            $39,544,680.00       Purchased through the Tender Offer

April 3, 1996                  37,831               $662,042.50       Purchased through the Tender Offer

April 8, 1996                                                         Merger whereby Varitronic Systems, Inc.
                                                                      became a wholly-owned subsidiary of
                                                                      Brady USA, Inc.


(d).  None.

(e).  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Merger Agreement and the Option Agreement (see descriptions of each in Item 4 above), which are included or incorporated by reference in this Amendment No. 2 to Schedule 13D, and agreements referred to or contained therein, there are no contracts, arrangements, understandings or relationships between Brady, BUSA or VSI and any other person, or, to the knowledge of Brady, BUSA, or VSI, among any of Brady's, BUSA's, or VSI's executive officers and directors or between any of Brady's executive officers and directors and any other person, with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Brady (Commission File No. 0-12730) hereby incorporates into this Schedule the following exhibits by reference to the filing set forth below:

                                 EXHIBIT INDEX

     Exhibit
       No.
     -------
       1         Offer to Purchase, dated February 29, 1996. (Exhibit (a)(1)
                 to Schedule 14D-1)

       2         Letter of Transmittal, dated February 29, 1996. (Exhibit
                 (a)(2) to Schedule 14D-1)

       3         Notice of Guaranteed Delivery. (Exhibit (a)(3) to Schedule
                 14D-1)

       4         Letter  to Brokers, Dealers,  Commercial Banks, Trust
                 Companies  and Other Nominees. (Exhibit (a)(4) to Schedule
                 14D-1)

       5         Letter to Clients from Brokers, Dealers, Commercial Banks,
                 Trust Companies and Other Nominees. (Exhibit  (a)(5) to
                 Schedule 14D-1)

       6         Guidelines for  Certification of Taxpayer  Identification
                 Number on  Substitute  Form W-9. (Exhibit  (a)(6)  to
                 Schedule 14D-1)

       7         Text of Press Release, dated February 27, 1996. (Exhibit
                 (a)(7) to Schedule 14D-1)

       8         Summary Advertisement, dated February 29, 1996. (Exhibit
                 (a)(8) to Schedule 14D-1)

       9 Agreement and Plan of Merger, dated as of February 27, 1996, among the Company, VSI Acquisition Co., BUSA, Inc., and
                 Brady and Option Agreement.  (Exhibit (c)(1) to Schedule
                 14D-1)

       10        Schedule 14D-1 filed by Brady on February 29, 1996.

       11 Text of Press Release, dated March 29, 1996 (Exhibit (a)(10) to Amendment No. 2 to Schedule 14D-1).


                                   SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

        Date:  April 22, 1996           W. H. Brady Co.

                                        By: /s/ Donald P. DeLuca
                                           -----------------------------------
                                           Donald P. DeLuca
                                           Senior Vice President and Treasurer


                                        Brady USA, Inc.

                                        By: /s/ Donald P. DeLuca
                                           -----------------------------------
                                           Donald P. DeLuca
                                           Senior Vice President and Treasurer


                                        VSI Acquisition Co.

                                        By: /s/ Donald P. DeLuca
                                           -----------------------------------
                                           Donald P. DeLuca
                                           Senior Vice President and Treasurer

                                                                         ANNEX A

                            INFORMATION RELATING TO
                        EXECUTIVE OFFICERS AND DIRECTORS
                               OF W. H. BRADY CO.


         The following is a list of the executive officers and directors of W.
H. Brady Co. as of the date of this Amendment No. 2 to Schedule 13D. To the knowledge of W. H. Brady Co., all of the following executive officers and directors are citizens of the United States. The business address for each of the executive officers is 6555 West Good Hope Road, Milwaukee, Wisconsin 53233.

Executive Officers:

 Name                                              Brady Office
 ----                                              ------------
 Katherine M. Hudson                               President, Chief Executive Officer and Director

 Donald P. DeLuca                                  Senior Vice President, Treasurer, Assistant Secretary and
                                                   Director

 Mary T. Arnold                                    Vice President

 Richard L. Fisk                                   Vice President

 David R. Hawke                                    Vice President

 Peter J. Lettenberger                             Secretary and Director

 David W. Schroeder                                Vice President

 James M. Sweet                                    Vice President

 Directors:

 Name                                              Business Address
 ----                                              ----------------
 Katherine M. Hudson                               W. H. Brady Co.
                                                   6555 West Good Hope Road
                                                   Milwaukee, Wisconsin  53233

 Donald P. DeLuca                                  W. H. Brady Co.
                                                   6555 West Good Hope Road
                                                   Milwaukee, Wisconsin  53233

 William H. Brady, III                             Investor
                                                   c/o W.H. Brady Co.
                                                   6555 West Good Hope Road
                                                   Milwaukee, Wisconsin  53233

 Directors:
 Elizabeth B. Lurie                                President and Administrator
                                                   W. H. Brady Foundation
                                                   c/o W.H. Brady Co.
                                                   6555 West Good Hope Road
                                                   Milwaukee, Wisconsin  53233

 Robert C. Buchanan                                President and CEO
                                                   Fox Valley Corporation
                                                   c/o W.H. Brady Co.
                                                   6555 West Good Hope Road
                                                   Milwaukee, Wisconsin  53233

 Roger D. Pierce                                   President and CEO
                                                   Valuation Research Corp.
                                                   c/o W.H. Brady Co.
                                                   6555 West Good Hope Road
                                                   Milwaukee, Wisconsin  53233

 Richard A. Bemis                                  President
                                                   Bemis Manufacturing Company
                                                   c/o W.H. Brady Co.
                                                   6555 West Good Hope Road
                                                   Milwaukee, Wisconsin  53233

 Frank W. Harris                                   Professor of Polymer Science
                                                   University of Akron
                                                   c/o W.H. Brady Co.
                                                   6555 West Good Hope Road
                                                   Milwaukee, Wisconsin  53233

 Gary E. Nei                                       Chairman
                                                   B & B Publishing
                                                   c/o W.H. Brady Co.
                                                   6555 West Good Hope Road
                                                   Milwaukee, Wisconsin  53233

 Peter J. Lettenberger                             Partner
                                                   Quarles & Brady
                                                   411 East Wisconsin Avenue
                                                   Milwaukee, Wisconsin  53202

The following is a list of the Executive Officers and Directors of Brady USA, Inc. as of the date of this Amendment No. 2 to Schedule 13D. Information about each person identified is given above in the foregoing table with respect to W.
H. Brady Co.

Name                                               Office
- ----                                               ------
Katherine M. Hudson                                Director and President

Donald P. DeLuca                                   Director and Senior Vice President and
                                                   Treasurer

Peter J. Lettenberger                              Director and Secretary


The table below identifies each Director and Executive Officer of VSI Acquisition Co. information about each person identified is given above in the foregoing table with respect to W. H. Brady Co.

Name                                               Office
- ----                                               ------
Katherine M. Hudson                                Director and President

Donald P. DeLuca                                   Director and Senior Vice President and
                                                   Treasurer

Peter J. Lettenberger                              Director and Secretary

                                W. H. BRADY CO.

                        AMENDMENT NO. 2 TO SCHEDULE 13D

                                 EXHIBIT INDEX



     Exhibit
       No.
     -------
        1         Offer to Purchase, dated February 29, 1996.  (Exhibit (a)(1)
                  to Schedule 14D-1)*

        2         Letter of Transmittal, dated February 29, 1996.  (Exhibit
                  (a)(2) to Schedule 14D-1)*

        3         Notice of Guaranteed Delivery.  (Exhibit (a)(3) to Schedule
                  14D-1)*

        4 Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (Exhibit (a)(4) to Schedule 14D-1)*

        5         Letter to Clients  from Brokers, Dealers, Commercial Banks,
                  Trust Companies  and Other Nominees.  (Exhibit (a)(5) to
                  Schedule 14D-1)*

        6         Guidelines for Certification of Taxpayer Identification
                  Number on Substitute Form W-9.  (Exhibit (a)(6) to Schedule
                  14D-1)*

        7         Text of Press Release, dated February 27, 1996.  (Exhibit
                  (a)(7) to Schedule 14D-1)*

        8         Summary Advertisement, dated February 29, 1996.  (Exhibit
                  (a)(8) to Schedule 14D-1)*

        9         Agreement and Plan  of Merger, dated as  of February 27,
                  1996,  among the Company, VSI  Acquisition Co., BUSA, and
                  Brady and Stock Option Agreement. (Exhibit (c)(1) to Schedule
                  14D-1)*

       10         Schedule 14D-1 filed by Brady on February 29, 1996 (Exhibit
                  (a)(10) to Amendment No. 2 to Schedule 14D-1).*

       11 Text of Press Release, dated March 29, 1996 (Exhibit (a)(10) to Amendment No. 2 to Schedule 14D-1).*





 *       Previously filed.

                                                                         ANNEX B

                             JOINT FILING AGREEMENT


         W. H. Brady Co., Brady USA, Inc. and VSI Acquisition Co. each hereby agrees that this Amendment No. 2 to Schedule 13D filed herewith and any amendments thereto relating to the acquisition of shares of Common Stock and other securities of Varitronic Systems, Inc. is filed jointly on behalf of each such person.

Dated:   April 22, 1996

                                        W. H. BRADY CO.

                                        By: /s/ Donald P. DeLuca
                                           -----------------------------------
                                           Name:  Donald P. DeLuca
                                           Title: Senior Vice President and
                                                  Treasurer


                                        BRADY USA, INC.

                                        By: /s/ Donald P. DeLuca
                                           -----------------------------------
                                           Name:  Donald P. DeLuca
                                           Title: Senior Vice President and
                                                  Treasurer


                                        VSI ACQUISITION CO.

                                        By: /s/ Donald P. DeLuca
                                           -----------------------------------
                                           Name:  Donald P. DeLuca
                                           Title: Senior Vice President and
                                                  Treasurer